

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 9, 2009

<u>VIA U.S. MAIL AND FAX (203) 854-1308</u>

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re: mPhase Technologies, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 30, 2008**
> **File No. 000-30202**

Dear Mr. Smiley:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Item 8A., page 48

1.   We note that you are *in the process of* implementing disclosure controls and procedures, yet we also note you concluded that your disclosure controls and procedures were effective as of June 30, 2008. Please explain to us how you were able to conclude that your disclosure controls and procedures were effective given your disclosures you are in the process of implementing such procedures.

Notes to Consolidated Financial Statements, page 77

3. Summary of Significant Accounting Policies, page 78

Revenue Recognition, page 78

2.   We note that your revenue related to research agreements relative to your nanotechnology line are amortized over the term of the agreement on a straight line basis.

    •   Please explain to us in detail why revenue recognition over the term of the agreement on a straight line basis is appropriate. Please discuss the major terms of research agreements and the applicable U.S. GAAP you considered when determining how to account for the agreements in your response.

    •   Also in this regard, we note from page 16 of the Form 10-Q filed on November 14, 2008 that your revenue was related to billings under a Phase II U.S. Army Grant. If that is the case then please explain to us why revenue recognition based on billings is consistent with your stated revenue recognition policy.

Loss Per Common Share, Basic and Diluted, page 79

3.   Please disclose, in future filings, the number of securities that are antidilutive. Refer to paragraph 40c of SFAS 128 for further guidance.

8. Stockholders' Equity, page 81

Long Term Convertible Debentures / Note Receivable / Debt Discount, page 82

4.   We note that you have several convertible debt arrangements with independent investors. Please address the following:

    •   For each arrangement, please explain to us who the independent investors are.

- It is unclear to us why you have a "Secured Note Receivable" in certain arrangements. Please explain to us in detail what the receivable is and the business purpose of the note receivable.

- We are unable to reconcile amounts related to your debentures, note receivable and debt discount disclosed in this Note to your balance sheet and cash flow statement. Please provide us with reconciliations of he amounts for each of the referenced items to the referenced financial statements.

- Please explain to us in greater detail how you accounted for the convertible debt and the related debt discount. Also in this regard, explain to us how you measure the fair value of all derivatives and debt discounts, considering the impact of SFAS 157.

- Please revise your disclosure in future filings to address our concerns.

Warrants, page 85

5. Please tell us the total amount of outstanding warrants as of the end of each reporting period and how you accounted for the issuances thereof. Revise your future disclosures to address our concern.

12. Subsequent Events, page 92

6. We note that you received cash of $700,000 as prepayment of your note receivable. Please explain to us what you mean by "prepayment" of your note receivable and how you accounted for it.

Exhibit 31

7. We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and paragraph 4(b), which states that the certifying officer has designed internal control over financial reporting (or caused it to be designed under their supervision). Please file an amendment to the Form 10-K as well as to the Form 10-Q filed on November 14 2008, which includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant